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                             November 19, 2021

       Peter Lee
       President
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 5,
2021
                                                            File No. 333-259381

       Dear Mr. Lee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 153

   1. The number of Leafly shares to be converted described in footnote (3) to the table on page
                                                        154 does not agree with
footnote (3) to the table on page 163. Please revise or advise.
       Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, page 156

   2. We note you revised to reflect the entire $15.3 million amount in pro forma adjustment (b)
                                                        within additional
paid-in capital (APIC), despite the fact that $567,000 had already been recorded as of June 30,
2021. Please revise or advise.
 Peter Lee
FirstName LastNamePeter  Lee
Merida Merger  Corp. I
Comapany 19,
November  NameMerida
              2021     Merger Corp. I
November
Page  2   19, 2021 Page 2
FirstName LastName
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 161

3. We note you have revised the amount held in the trust account disclosed in pro forma adjustment (a) and the amount within APIC related to the reclassification of Merida redeemable stock to reflect the redemption of certain shares in October 2021. Please revise to explain that the October redemption is reflected in pro forma adjustments (a) and
         (f).
Executive and Director Compensation of Leafly
Executive Employment Arrangements, page 236

4. Please file the employment agreements with Ms. Miyashita and Messrs. Cotter, Martin and Krishnaswamy as exhibits to your registration statement. Refer to Item
         601(b)(10)(iii)(A) of Regulation S-K.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jeffrey M. Gallant, Esq.